             Securities and Exchange Commission, Washington, D.C. 20549
                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                                First Amended Filing

                             COMMUNITY BANCSHARES, INC.
                                  (Name of Issuer)

                                    COMMON STOCK
                           (Title of Class of Securities)

                                     203434105
                                   (CUSIP Number)

                                RONALD S. SHOEMAKER
                              1600 CURTIS BRIDGE ROAD
                          WILKESBORO, NORTH CAROLINA 28697
                                   (336) 903-0610
            (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                 February 14, 1998
              (Date of Event Which Requires Filing of This Statement)
______________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box. [   ]

Check the following box if a fee is being paid with this statement.  [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would after disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________
______________________________________________________________________________
                                CUSIP No.  203434105
______________________________________________________________________________
(1)  Names of reporting persons and           |
     S. S. or I.R.S. Identification Nos.      |   Edward Greene
     of above persons.                        |
______________________________________________________________________________
(2)  Check the appropriate box if a           |   Box A:  [ X ]
     member of a group.                       |   Box B:  [   ]
     (see instructions)                       |
______________________________________________________________________________
(3)  SEC use only.........................    |
______________________________________________________________________________
(4)  Source of funds (see instructions)...    |   BK, WC, PF, OO
______________________________________________________________________________
(5)  Check if disclosure of legal             |
     proceedings is required pursuant         |   YES[   ]  NO[ X ]
     to Items 2(d) or 2(e).                   |
______________________________________________________________________________
(6)  Citizenship or place of organization.    |   North Carolina, United
States
______________________________________________________________________________
Number of shares beneficially owned by        |
each reporting person with:                   |
(7)  Sole voting power...................     |
                                              |   274,626
                                              |
(8)  Shared voting power.................     |    1,600
                                              |
(9)  Sole dispositive power..............     |   274,626
                                              |
(10) Shared dispositive power............     |    1,600
______________________________________________________________________________
(11) Aggregate amount beneficially            |
     owned by each reporting person.          |   276,226
______________________________________________________________________________
(12) Check if the aggregate amount            |
     in Row (11) excludes certain shares      |   YES[   ]  NO[ X ]
     (see instructions).                      |
______________________________________________________________________________
(13) Percent of class represented by          |
     amount in Row (11).                      |            21.5%
______________________________________________________________________________
(14) Type of reporting person (see            |
     instructions).                           |              IN
______________________________________________________________________________

______________________________________________________________________________
______________________________________________________________________________
                                 CUSIP No.203434105
______________________________________________________________________________
(1)  Names of reporting persons and           |
     S. S. or I.R.S. Identification Nos.      |   Joe Severt
     of above persons.                        |
______________________________________________________________________________
(2)  Check the appropriate box if a           |   Box A:  [ X ]
     member of a group.                       |   Box B:  [   ]
     (see instructions)                       |
______________________________________________________________________________
(3)  SEC use only........................     |
______________________________________________________________________________
(4)  Source of funds (see instructions).      |   BK, WC, PF, OO
______________________________________________________________________________
(5)  Check if disclosure of legal             |
     proceedings is required pursuant         |   YES[   ]  NO[ X ]
     to Items 2(d) or 2(e).                   |
______________________________________________________________________________
(6)  Citizenship or place of organization.    |   Virginia, United States
______________________________________________________________________________
Number of shares beneficially owned by        |
each reporting person with:                   |
(7)  Sole voting power...................     |       277,176
                                              |
(8)  Shared voting power.................     |        1,600
                                              |
(9)  Sole dispositive power..............     |       277,176
                                              |
(10) Shared dispositive power............     |         1600
______________________________________________________________________________
(11) Aggregate amount beneficially            |
     owned by each reporting person.          |        278,776
______________________________________________________________________________
(12) Check if the aggregate amount            |
     in Row (11) excludes certain shares      |   YES[   ]  NO[ X ]
     (see instructions).                      |
______________________________________________________________________________
(13) Percent of class represented by          |
     amount in Row (11).                      |             21.7%
______________________________________________________________________________
(14) Type of reporting person (see            |
     instructions).                           |               IN
______________________________________________________________________________

______________________________________________________________________________
______________________________________________________________________________
                                 CUSIP No.203434105
______________________________________________________________________________
(1)  Names of reporting persons and           |
     S. S. or I.R.S. Identification Nos.      |   Stephen Greene
     of above persons.                        |
______________________________________________________________________________
(2)  Check the appropriate box if a           |   Box A:  [ X ]
     member of a group.                       |   Box B:  [   ]
     (see instructions)                       |
______________________________________________________________________________
(3)  SEC use only........................     |
______________________________________________________________________________
(4)  Source of funds (see instructions).      |   BK, WC, PF, OO
______________________________________________________________________________
(5)  Check if disclosure of legal             |
     proceedings is required pursuant         |   YES[   ]  NO[ X ]
     to Items 2(d) or 2(e).                   |
______________________________________________________________________________
(6)  Citizenship or place of organization.    |   North Carolina, United States
______________________________________________________________________________
Number of shares beneficially owned by        |
each reporting person with:                   |
(7)  Sole voting power...................     |   133,726
                                              |
(8)  Shared voting power.................     |      0
                                              |
(9)  Sole dispositive power..............     |   133,726
                                              |
(10) Shared dispositive power............     |      0
______________________________________________________________________________
(11) Aggregate amount beneficially            |
     owned by each reporting person.          |   133,726
______________________________________________________________________________
(12) Check if the aggregate amount            |
     in Row (11) excludes certain shares      |   YES[   ]  NO[ X ]
     (see instructions).                      |
______________________________________________________________________________
(13) Percent of class represented by          |
     amount in Row (11).                      |              10.5%
______________________________________________________________________________
(14) Type of reporting person (see            |
     instructions).                           |               IN
______________________________________________________________________________

______________________________________________________________________________
______________________________________________________________________________
                                 CUSIP No.203434105
______________________________________________________________________________
(1)  Names of reporting persons and           |
     S. S. or I.R.S. Identification Nos.      |   Joseph Daniel Lamb
     of above persons.                        |
______________________________________________________________________________
(2)  Check the appropriate box if a           |   Box A:  [ X ]
     member of a group.                       |   Box B:  [   ]
     (see instructions)                       |
______________________________________________________________________________
(3)  SEC use only........................     |
______________________________________________________________________________
(4)  Source of funds (see instructions).      |   OO
______________________________________________________________________________
(5)  Check if disclosure of legal             |
     proceedings is required pursuant         |   YES[   ]  NO[ X ]
     to Items 2(d) or 2(e).                   |
______________________________________________________________________________
(6)  Citizenship or place of organization.    |   North Carolina, United States
______________________________________________________________________________
Number of shares beneficially owned by        |
each reporting person with:                   |
(7)  Sole voting power...................     |              400
                                              |
(8)  Shared voting power.................     |               0
                                              |
(9)  Sole dispositive power..............     |              400
                                              |
(10) Shared dispositive power............     |               0
______________________________________________________________________________
(11) Aggregate amount beneficially            |
     owned by each reporting person.          |              400
______________________________________________________________________________
(12) Check if the aggregate amount            |
     in Row (11) excludes certain shares      |   YES[   ]  NO[ X ]
     (see instructions).                      |
______________________________________________________________________________
(13) Percent of class represented by          |
     amount in Row (11).                      |          Less than 1%
______________________________________________________________________________
(14) Type of reporting person (see            |
     instructions).                           |               IN
______________________________________________________________________________

______________________________________________________________________________
______________________________________________________________________________
                                 CUSIP No.203434105
______________________________________________________________________________
(1)  Names of reporting persons and           |
     S. S. or I.R.S. Identification Nos.      |   Janice S. Robertson
     of above persons.                        |
______________________________________________________________________________
(2)  Check the appropriate box if a           |   Box A:  [ X ]
     member of a group.                       |   Box B:  [   ]
     (see instructions)                       |
______________________________________________________________________________
(3)  SEC use only........................     |
______________________________________________________________________________
(4)  Source of funds (see instructions).      |   OO
______________________________________________________________________________
(5)  Check if disclosure of legal             |
     proceedings is required pursuant         |   YES[   ]  NO[ X ]
     to Items 2(d) or 2(e).                   |
______________________________________________________________________________
(6)  Citizenship or place of organization.    |   North Carolina, United States
______________________________________________________________________________
Number of shares beneficially owned by        |
each reporting person with:                   |
(7)  Sole voting power...................     |         15,338
                                              |
(8)  Shared voting power.................     |            0
                                              |
(9)  Sole dispositive power..............     |         15,338
                                              |
(10) Shared dispositive power............     |            0
______________________________________________________________________________
(11) Aggregate amount beneficially            |
     owned by each reporting person.          |         15,338
______________________________________________________________________________
(12) Check if the aggregate amount            |
     in Row (11) excludes certain shares      |   YES[   ]  NO[ X ]
     (see instructions).                      |
______________________________________________________________________________
(13) Percent of class represented by          |
     amount in Row (11).                      |              1.2%
______________________________________________________________________________
(14) Type of reporting person (see            |
     instructions).                           |               IN
______________________________________________________________________________

______________________________________________________________________________
______________________________________________________________________________
                                 CUSIP No.203434105
______________________________________________________________________________
(1)  Names of reporting persons and           |
     S. S. or I.R.S. Identification Nos.      |   Roger Mathis
     of above persons.                        |
______________________________________________________________________________
(2)  Check the appropriate box if a           |   Box A:  [ X ]
     member of a group.                       |   Box B:  [   ]
     (see instructions)                       |
______________________________________________________________________________
(3)  SEC use only........................     |
______________________________________________________________________________
(4)  Source of funds (see instructions).      |   OO
______________________________________________________________________________
(5)  Check if disclosure of legal             |
     proceedings is required pursuant         |   YES[   ]  NO[ X ]
     to Items 2(d) or 2(e).                   |
______________________________________________________________________________
(6)  Citizenship or place of organization.    |   North Carolina, United States
______________________________________________________________________________
Number of shares beneficially owned by        |
each reporting person with:                   |
(7)  Sole voting power...................     |      15,100
                                              |
(8)  Shared voting power.................     |         0
                                              |
(9)  Sole dispositive power..............     |      15,100
                                              |
(10) Shared dispositive power............     |         0
______________________________________________________________________________
(11) Aggregate amount beneficially            |
     owned by each reporting person.          |       15,100
______________________________________________________________________________
(12) Check if the aggregate amount            |
     in Row (11) excludes certain shares      |   YES[   ]  NO[ X ]
     (see instructions).                      |
______________________________________________________________________________
(13) Percent of class represented by          |
     amount in Row (11).                      |              1.2%
______________________________________________________________________________
(14) Type of reporting person (see            |
     instructions).                           |               IN
______________________________________________________________________________

                STATEMENT PROVIDED ACCORDING TO GUIDELINES CONTAINED
               WITHIN SCHEDULE 13D  (17 C.F.R. Section 240.13d1-101)

Item 1.  Security and Issuer

     The class of equity securities this statement relates to is the common stock issued by Community BancShares, Inc. Community BancShares, Inc. is located at 1600 Curtis Bridge Road, Wilkesboro, North Carolina, 28697.

Item 2. Identity and Background: The following disclosures under this item fulfill the requirements of Schedule 13d for the following individuals:
Edward Greene, Joe Severt, Stephen Greene, Joseph Daniel Lamb, Janice S. Robertson, and Roger Mathis.

EDWARD GREENE

     (a)  Edward Greene

     (b)  216 Fairway Lane
          Wilkesboro, NC 28697

     (c) Edward Greene is a retired former executive with Lowe's Companies, Inc. Currently, he is an investor along with Joe Severt in Severt & Greene, Inc., a corporation which invests in various business opportunities in North and South Carolina. Severt & Greene has a nominal investment in Cyberspace, Inc., an amusement arcade in North Wilkesboro, North Carolina; a partial interest in Auto Finance, Inc., a used car dealership in Forsyth County, North Carolina; provides capital for the construction of residential housing in South Carolina; and has an interest in Invinca-Shield of North Carolina, Inc., an automobile accessory company. There is currently no permanent address for Severt & Greene Inc., and correspondence for the company is received at the law offices of McElwee & McElwee, 906 Main Street, North Wilkesboro, North Carolina 28659. In addition, Edward Greene has a substantial portfolio of various stocks, bonds, and investments from which he derives income and substantial real estate holdings which he leases out to both residential and commercial lessees. He is currently a member of the Board of Directors of the Issuer.

     (d) During the last five years, Edward Greene has not been convicted in a criminal proceeding.

     (e) During the last five years, Edward Greene was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning federal or state securities laws resulting in said body ruling or mandating a certain course of action or inaction on his part.

     (f) Edward Greene is a resident of North Carolina and a citizen of the United States.

JOE SEVERT

     (a)  Joe Severt

     (b)  7326 Sunnybrook Drive
          Roanoke, Virginia 24019

     (c) Joe Severt is a retired former executive with Lowe's Companies, Inc. Currently, he is an investor along with Edward Greene in Severt & Greene, Inc., a corporation which invests in various business opportunities in North and South Carolina. Severt & Greene has a nominal investment in Cyberspace, Inc., an amusement arcade in North Wilkesboro, North Carolina; a partial interest in Auto Finance, Inc., a used car dealership in Forsyth County, North Carolina; provides capital for the construction of residential housing in South Carolina; and has an interest in Invinca-Shield of North Carolina, Inc., an automobile accessory company. There is currently no permanent address for Severt & Greene Inc., and correspondence for the company is received at the law offices of McElwee & McElwee, 906 Main Street, North Wilkesboro, North Carolina 28659. In addition, Joe Severt has a substantial portfolio of various stocks, bonds, and investments from which he derives income. He is currently a member of the Board of Directors of the Issuer.

     (d) During the last five years, Joe Severt has not been convicted in a criminal proceeding.

     (e) During the last five years, Joe Severt was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning federal or state securities laws resulting in said body ruling or mandating a certain course of action or inaction on his part.

     (f)  Joe Severt is a resident of Virginia and a citizen of the United
          States.

STEPHEN GREENE

     (a)  Stephen Greene

     (b)  P.O.Box 1943
          North Wilkesboro, North Carolina 28659

     (c) Stephen Greene has been a Director of Community BancShares, Inc., since its inception in 1991. In addition, he has been an insurance broker with the Thompson Financial Group since 1987 and Vice President of Severt & Greene, Inc. since 1996. Severt &Greene, Inc. is a corporation which invests in various business opportunities in North and South Carolina. Severt & Greene has a nominal investment in Cyberspace, Inc., an amusement arcade in North

          Wilkesboro, North Carolina; a partial interest in Auto Finance, Inc., a used car dealership in Forsyth County, North Carolina; provides capital for the construction of residential housing in South Carolina; and has an interest in Invinca-Shield of North Carolina, Inc., an automobile accessory company. There is currently no permanent address for Severt & Greene Inc., and correspondence for the company is received at the law offices of McElwee & McElwee, 906 Main Street, North Wilkesboro, North Carolina 28659. His business address with regard to Thompson Financial Group is that delineated in item (b) directly above this item. He is currently a member of the Board of Directors of the Issuer.

     (d) During the last five years, Stephen Greene has not been convicted in a criminal proceeding.

     (e) During the last five years, Stephen Greene was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning federal or state securities laws resulting in said body ruling or mandating a certain course of action or inaction on his part.

     (f) Stephen Greene is a resident of North Carolina and a citizen of the United States.

JOSEPH DANIEL LAMB

     (a)  Joseph Daniel Lamb

     (b)  1031/2 South Bridge Street
          Wilkesboro, North Carolina 28697

     (c) Joseph Daniel Lamb has been self-employed as a consulting forester in Wilkesboro, North Carolina since 1978. Prior to becoming self-employed in 1978, he worked as the Forest Manager for R.B. Johnston & Sons, Inc. from 1975 to 1978. He has never been a director of the Issuer.

     (d) During the last five years, Joseph Daniel Lamb has not been convicted in a criminal proceeding.

     (e) During the last five years, Joseph Daniel Lamb was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning federal or state securities laws resulting in said body ruling or mandating a certain course of action or inaction on his part.

     (f) Joseph Daniel Lamb is a resident of North Carolina and a citizen of the United States.

JANICE S. ROBERTSON

     (a)  Janice S. Robertson

     (b)  Benson, Blevins & Associates, P.L.L.C.
          302 Ninth Street
          North Wilkesboro, North Carolina 28659

     (c) Janice S. Robertson has been employed as a Certified Public Accountant with Benson, Blevins & Associates, P.L.L.C. since August of 1988. She has been a member of the Board of Directors of Robby's Sales, Inc. and held the offices of Assistant Secretary and Assistant Treasurer with that corporation from June of 1994 to November of 1997. She has never been a director of the Issuer.

     (d) During the last five years, Janice S. Robertson has not been convicted in a criminal proceeding.

     (e) During the last five years, Janice S. Robertson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning federal or state securities laws resulting in said body ruling or mandating a certain course of action or inaction on her part.

     (f) Janice S. Robertson is a resident of North Carolina and a citizen of the United States.

ROGER MATHIS

     (a)  Roger Mathis

     (b)  Mathis Electric Company, Inc.
          P.O. Box 546
          North Wilkesboro, North Carolina 28659

     (c) Roger Mathis has been President and Chief Executive Officer of Mathis Electric Company, Inc., and electrical contractor, since 1979. He has also been the Chief Executive Officer of MECI & Associates, Inc., another electrical contractor, since 1992. He has never been a director of the Issuer.

     (d) During the last five years, Roger Mathis has not been convicted in a criminal proceeding.

     (e) During the last five years, Roger Mathis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning federal or state securities laws resulting in said body ruling or mandating a certain course of action or inaction on his part.

     (f) Roger Mathis is a resident of North Carolina and a citizen of the United

          States.

Item 3.  Source and Amount of Funds or Other Consideration

     The funds to be used in gaining voting rights of the stock in question will be supplied by Edward Greene, Joe Severt, and Stephen Greene from their personal funds and assets including stock, bonds, income from various rental properties, and savings accounts.

Item 4.  Purpose of Transaction

     (a)  This section is not applicable to any of the reporting persons.

     (b) There is a slight possibility of a merger with First Community Bankshares, Inc. of West Virginia if the filing persons manage to gain a majority interest on the Board of Directors of the Issuer, and is mentioned only in the interest of full disclosure of events which have a possibility of occurring but are by no means certain.

     (c)  This section is not applicable to any of the reporting persons.

     (d) Due to disputes with the current majority of the Board of Directors of the Issuer over how to most effectively manage the affairs of the Issuer and displeasure with the current returns on their investments with the Issuer, Edward Greene, Joe Severt, and Stephen Greene plan to acquire control of the Board of Directors of Community BancShares, Inc. via a proxy contest and the election of Directors at the 1998 Annual Meeting of the Issuer.

          The exact disputes which Messrs. Greene, Severt, and Greene have had with the majority over mangement and their reasons for displeasure with returns include the following:

           (1) The fact that the current Board of Directors of the Issuer is made up entirely of members of the Issuer's subsidiary, Wilkes National Bank, and the majority of the Board refuses to diversify the membership of the Board through electing additional expertise and representation from outside the organization. This transfusion would enable the Issuer to become more flexible and compete better in the highly competitive present and future market for financial services.

          (2) Over the last two years, the majority has ignored the voices of shareholders who control and vote over 40% of the Issuer's stock.

          (3) The majority has accepted an earning goal of less than 5% return on equity for 1997, while a similarly situated bank, First Community Bank of West Virginia ("FCB"), posted a return on equity of over 16% for 1997.

          (4) In July, 1997, the majority refused to seriously consider a share exchange proposal from FCB where the shareholders of the Issuer would have gained a net return of $6.00/share by exchanging .394 shares of FCB stock for each share of the Issuer's stock.

          (5) FCB has a dividend approaching 4% per year, while the Issuer has no dividend. The dividend of FCB is approximately equal to the annual earnings of the Issuer.

          (6) The resulting transfer of power would have been extremely beneficial to the shareholders of the issuer and to Wilkes National Bank. The aforementioned returns on investment would have greatly benefited the shareholders, while FCB, with a lending limit more than 10 times the current limit of Wilkes National Bank, would have provided Wilkes National Bank with the opportunity to expand while still operating primarily as an independent entity with FCB merely overseeing.

          (7) The rationale used by the majority to justify refusing the proposed share exchange was provided by the consulting firm of Robinson-Humphrey from Atlanta. The majority provided projections to Robinson-Humphrey which have turned out to be 50% higher than the current earnings in 1998.

          (8) Despite the attractiveness of the proposed share exchange to the individual shareholder, the majority voted not to present the offer of FCB to the shareholders for their vote.

          (9) In November 1997, at a special meeting of the Board, the majority attempted to initiate a special stock offering at a price of $12.50. The Issuer's stock was then trading at $15-$16 per share. The proposed issuance would have diluted the current shareholders' interest in the Issuer, cost the Issuer a substantial amount of capital, and would've probably driven down the price of the Issuer's stock. The proposed offering was also limited to all those people who owned less than 5% of the Issuers common stock. This restriction applied only to Messrs. Greene, Severt, and Greene. The proposed offering was halted only after Messrs. Greene, Severt, and Greene filed suit to stop it.

     Therefore, there are four Directors up for reelection at the 1998 Annual Meeting of Shareholders and acquisition of those seats would enable Messers. Greene, Severt, and Greene to gain the majority interest on the Board. Thus, over the course of the Spring of 1998, they will be acquiring beneficial ownership in a material percentage of the common stock of the issuer through the acquisition of proxies from other shareholders, the creation of voting trusts, and the execution of voting/pooling agreements.

     (e)  This section is not applicable to any of the reporting persons.

     (f)  This section is not applicable to any of the reporting persons.

     (g)  This section is not applicable to any of the reporting persons.

     (h)  This section is not applicable to any of the reporting persons.

     (i)  This section is not applicable to any of the reporting persons.

     (j)  This section is not applicable to any of the reporting persons.

Item 5.  Interest in Securities of the Issuer

     (a)




Reporting Person          Common Stock    Warrants(1)   Options(2)     % of Class per RP
----------------          ------------    ----------    ---------      -----------------

Edward Greene (3)           206,000         62,226        8,000               21.4%

Joe Severt (4)             208, 550         62,226        8,000               21.7%

Stephen Greene               63,500         62,226        8,000               10.4%

Joseph Daniel Lamb (5)          400              0            0         LESS THAN1%

Janice S. Robertson          15,338              0            0                1.2%

Roger Mathis (6)             15,100              0            0                1.2%



     (1) These are presently exercisable stock purchase warrants granted in connection with the initial stock offering of Community BancShares, Inc.

     (2) These amounts represent presently exercisable stock options granted in blocks of 2000 per year as annual compensation to members of the Board of Directors of Community BancShares, Inc.

     (3) This amount includes 1600 shares held by Severt & Greene, Inc., a company in which Edward Greene has a 50% interest.

     (4) This amount includes 1600 shares held by Severt & Greene, Inc., a company in which Joe Severt has a 50% interest.

     (5) Joseph Daniel Lamb is currently the owner of record of 400 shares of common stock issued by Community BancShares, Inc. which have been placed in trust for his sons Andrew and Matthew and of which he is the trustee.

     (6) This amount includes 15,000 shares which are held and controlled by Roger Mathis as the beneficial owner and 100 shares which are in the name of his minor grandson, but are controlled by Roger Mathis as guardian.

     (b) Edward Greene, Joe Severt, and Stephen Greene all have the sole power to vote or direct the vote of the shares which they beneficially own, with the exception of the 1600 shares owned by Severt & Greene, Inc.

     (c) Edward Greene, Joe Severt, and Stephen Greene have not taken part in any transactions involving the common stock of Community BancShares, Inc. in the past sixty days.

     (d) There is no person other than Edward Greene, Joe Severt, and Stephen Greene who has the right to receive or direct the dividends from, or the proceeds from the sale of, the aforementioned holdings of common stock issued by Community BancShares, Inc. owned by each of those individuals, with the exception of Severt & Greene, Inc which owns and may receive the proceeds of 1600 shares.

     (e)  This section is not applicable to any of the reporting persons.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     The reporting persons, Edward Greene, Joe Severt, Stephen Greene, Joseph Daniel Lamb, Janice S. Robertson, and Roger Mathis have agreed that at the Annual Meeting of the Issuer, which will tentatively take place during the latter half of the month of May, they will all vote for the same slate of individuals for election to the Board of Directors of the Issuer. To this end, they have begun to make preparations for a proxy contest with the current management of the Issuer for control of the Board of Directors. The decision to band together came about due to a perceived lack of proper management and poor decisions on the part of the majority of the current Board of Directors of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     At this time there are no documents which would qualify for inclusion as exhibits under this instruction as relating to the responses to Items (3),
(4), and (6).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     This the 16th day of March, 1998.

/s/ Edward Greene                       /s/ Joseph Daniel Lamb
-----------------                       -----------------------
Edward Greene                           Joseph Daniel Lamb


/s/ Joe Severt                          /s/ Janice S. Robertson
--------------                          -----------------------
Joe Severt                              Janice S. Robertson

/s/ Stephen Greene                      /s/ Roger Mathis
------------------                      ----------------
Stephen Greene                          Roger Mathis